UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

QIWI plc
(Name of Issuer)

American Depositary Shares, each representing one Class B Ordinary Share, having a nominal value of €0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number)

Kristina Khakhulina
Griva Digeni, 105, 1st floor, Flat/Office 102C, 3101, Limassol, Cyprus.
+7 (495) 232-03-00
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Otkritie Investments Cyprus Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Cyprus
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,394,600
	8.	Shared voting power 0
	9.	Sole dispositive power 5,394,600
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 5,394,600
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.96%[1]
14.	Type of reporting person (see instructions) CO

1
Based on 45,080,461 Class B ordinary shares outstanding as of December 31, 2016, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 17, 2017. The 5,394,600 Class B ordinary shares referred to above represent approximately 8.90% of the total outstanding share capital of the Issuer, based on 60,597,034 Class A and Class B ordinary shares outstanding as of December 31, 2016, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 17, 2017.

Explanatory Note:

This Schedule 13D records the acquisition by Otkritie Investments Cyprus Limited (“OICL”) of beneficial ownership of over 5% of the outstanding Class B ordinary shares (“Class B Shares”) of QIWI plc (“QIWI”). On November 1 and 2, 2017, OICL purchased an additional 3,194,399 QIWI American Depositary Shares (“ADSs”) in two privately negotiated transactions. Prior to these transactions, OICL held 2,200,201 ADSs which represented approximately 4.88% of Class B Shares outstanding, based on 45,080,461 Class B Shares outstanding as of December 31, 2016, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 17, 2017.  Following these transactions, OICL holds 5,394,600 ADS which represent approximately 11.96% of the outstanding Class B Shares of QIWI.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Class B Shares and ADSs of QIWI. The address of the principal executive office of QIWI is Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus.

Item 2.	Identity and background

This statement is filed by OICL, a company incorporated under the laws of the Republic of Cyprus, whose principle business is investment activities and business address and registered address are at Angelou Vlachou, 4A, 6052, Larnaca, Cyprus.

To the knowledge of OICL, the name, business address, citizenship, and principal occupation or employment of (i) each director and executive officer of OICL, (ii) each person controlling such corporation and (iii) each executive officer and director of any corporation or other person ultimately in control of such corporation, are set forth in Schedule A and incorporated herein by reference.

During the past five years, OICL has not, nor, to the knowledge of  OICL, have any of the persons listed on Schedule A hereto (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other

The consideration paid for the ADSs acquired by OICL was obtained from OICL’s cash on hand.

Item 4.	Purpose of Transaction.

OICL expects to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering ADSs it beneficially owns, and also may loan, pledge, hypothecate or sell ADSs to third parties. OICL intends to continually review its investment in QIWI on the basis of various factors, including QIWI’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for QIWI’s securities in general, as well as other developments and other investment opportunities.  Based upon such review, OICL may, at any time, acquire additional Class B Shares of QIWI in the open market or in privately negotiated transactions, with or without prior notice.  In addition, OICL may engage in discussions with management, the board of directors or shareholders of QIWI, including discussions regarding QIWI’s strategic direction, corporate governance, named executive officer compensation, board of directors representation, extraordinary corporate transactions or other material changes to QIWI’s business or corporate structure.  OICL reserves its right, based on all relevant factors and subject to applicable law, at any time to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

On June 2, 2017, two individuals affiliated with OICL, Mrs. Elena Budnik and Mr. Evgeny Dankevich, were elected as directors of QIWI at the annual general meeting organized in accordance with the Articles of Association of QIWI. Their term as directors started as of June 2, 2017 and will terminate at the next annual general meeting of QIWI.

Except to the extent that the foregoing may be deemed to be a plan or proposal, OICL currently does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, OICL may, at any time and from time to time, formulate other purposes, plans or proposals regarding QIWI or QIWI’s share capital, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that OICL will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer.

(a)	See Exhibit A hereto, which is incorporated herein by reference.

(b)	See Exhibit A hereto, which is incorporated herein by reference.

(c)	On November 1, 2017, OICL purchased a total of 1,046,051 ADSs in a privately negotiated transaction at a price of 1,000.45 Roubles per ADS.

On November 2, 2017, OICL purchased a total of 2,148,348 ADSs in a private negotiated transaction at a price of 1,004.00 Roubles per ADS.

(d)
OICL expects to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering ADSs it beneficially owns, and also may loan, pledge, hypothecate or sell ADSs to third parties. Such third parties may then hold an interest in some or all of OICL’s ADSs, including the right to receive dividends and other distributions thereon and to sell or transfer such ADSs.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

OICL expects to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering ADSs it beneficially owns, and also may loan, pledge, hypothecate or sell Class B Shares and ADSs to third parties.

Item 7.	Material to be Filed as Exhibits.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2017

Otkritie Investments Cyprus Limited

/s/ Kristina Khakhulina
Name

Director
Title

SCHEDULE A

Persons other than Individuals:

Name:	Address of Principal Office and Principal Business	Organisation

Elinova Holding Ltd	Griva Digeni, 105, 1st floor, Flat/Office 102B, 3101, Limassol, Cyprus	Cyprus
Otkritie Holding JSC	2/4 Letnikovskaya Street, 115114, Moscow, Russia	Russian Federation

Individuals:
Name:	Title/Principal Occupation or Employment	Citizenship

Maria Pitta	Director of Otkritie Investments Cyprus Limited	Cyprus

Androulla Mantoles	Director of Otkritie Investments Cyprus Limited	Cyprus

Kristina Khakhulina	Director of Otkritie Investments Cyprus Limited	Russian Federation

Alexander Kupriyanov	Director of Otkritie Investments Cyprus Limited	Cyprus

Athanasis Neophytou	Director of Elinova Holding Ltd	Cyprus

Christos Neophytou	Director of Elinova Holding Ltd	Cyprus

Mariia Cherviakova	Director of Elinova Holding Ltd	Russian Federation

Ruben Abelovich Aganbegyan	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Vadim Stanislavovich Belyaev	CEO and Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Kirill Gennadievich Androsov	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Olga Vladimirovna Plaksina	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Dmitry Zakerievich Romaev	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

The business address for directors of Otkritie Holding JSC is Letnikovskaya street, 2, building 4, Moscow, 115114, Russia.

The business address for Maria Pitta, Androulla Mantoles, Kristina Khakhulina and Alexander Kupriyanov is Griva Digeni, 105, 1st floor, Flat/Office 102C, 3101, Limassol, Cyprus.

The business address for Athanasis Neophytou, Christos Neophytou and Mariia Cherviakova is 105, 1st floor, Flat/Office 102B, 3101, Limassol, Cyprus.

Each individual listed in the table above disclaims beneficial ownership of the Class A and/or B ordinary shares that may be beneficially owned by each of the other entities and individuals listed in this Schedule A and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

EXHIBIT A

Item 5(a)&(b) – Interest in Securities of the Issuer

		Class B Shares
(a)	Amount Beneficially Owned
	Otkritie Holding JSC	5,394,600
	Elinova Holdings Ltd.	5,394,600
	Otkritie Investments Cyprus Limited	5,394,600

(b)	Percent of class
	Otkritie Holding JSC	11.96%
	Elinova Holdings Ltd.	11.96%
	Otkritie Investments Cyprus Limited	11.96%

(c)	Number of Shares as to which such person has:
	(i) Sole power to vote or to direct the vote:
	Otkritie Holding JSC	0
	Elinova Holdings Ltd.	0
	Otkritie Investments Cyprus Limited	5,394,600

	(ii) Shared power to vote or to direct the vote:
	Otkritie Holding JSC	5,394,600
	Elinova Holdings Ltd.	5,394,600
	Otkritie Investments Cyprus Limited	0

	(iii) Sole power to dispose or to direct the disposition of:
	Otkritie Holding JSC	0
	Elinova Holdings Ltd	0
	Otkritie Investments Cyprus Limited	5,394,600

	(iv) Shared power to dispose or to direct the disposition of:
	Otkritie Holding JSC	5,394,600
	Elinova Holdings Ltd	5,394,600
	Otkritie Investments Cyprus Limited	0

Explanatory Note:

Elinova Holding Ltd may be deemed to beneficially own 100% of the ADSs representing Class B Shares beneficially owned by OICL by virtue of its direct ownership of 100% of the shares in OICL. Elinova Holding Ltd is a direct wholly-owned subsidiary of Otkritie Holding JSC.

Otkritie Holding JSC may be deemed to beneficially own 100% of the ADSs representing Class B Shares beneficially owned by OICL by virtue of its direct ownership of 100% of the shares of Elinova Holding Ltd and indirect ownership of 100% of the shares in OICL. OICL is an indirect, wholly-owned subsidiary of Otkritie Holding JSC.